Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367 818.676.6000 800.291.6911 www.healthnet.com

October 12, 2012

VIA EDGAR CORRESPONDENCE AND OVERNIGHT DELIVERY

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Health Net, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 8, 2012

File No. 001-12718

Dear Mr. Rosenberg:

This letter responds to the comment letter dated September 7, 2012 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the above-referenced filings of Health Net, Inc. (the “Company”). For the convenience of the Staff, the Company has reproduced the Staff’s comments in bold type and has followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies

T-3 TRICARE Contract, page F-10

1. Regarding change orders for government contracts, you state that in these situations you make no attempt to estimate and record revenue, and you will record the costs and the appropriate value for revenue using your best estimate of what will ultimately be negotiated. It is unclear based on this disclosure if you establish an estimate for this revenue and if so when you record the revenue and costs. Please provide us proposed disclosure to be included in future periodic reports that clarifies when and how revenue and expense for these change orders is recognized.

Securities and Exchange Commission

October 12, 2012

The Company acknowledges the Staff’s request for additional disclosure to clarify the Company’s recognition of revenue and expenses for change orders and will provide similar disclosure to the following (additions or revisions are underlined) in its future annual reports as applicable, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2012:

Amounts receivable under government contracts are comprised primarily of contractually defined billings, accrued contract incentives under the terms of the contract and amounts related to change orders for services not originally specified in the contract. Pursuant to our T-3 contract, the government has the right to unilaterally modify the contract in certain respects by issuing change orders directing us to implement terms or services that were not originally included in the contract. Following receipt of a change order, we have a contractual right to negotiate an equitable adjustment to the contract terms to account for the impact of the change order. We start to perform under such change orders and begin to incur associated costs after we receive the government’s unilateral modification, but before we have negotiated the final scope and/or value of the change order. In these situations, costs are expensed as incurred, and we estimate and record revenue when we have met all applicable revenue recognition criteria. These criteria include the requirements that change order amounts are determinable, that we have performed under the change orders, and that collectability of amounts payable to us is reasonably assured.

Note 12—Regulatory Requirements, page F-44

2. Please provide us proposed disclosure to be included in future periodic reports to address the following:

•	Please provide the disclosure required under ASC 944-505-50-1a and b.

•

With respect to your dividend restrictions, please revise to comply with ASC 944-505-50-1c and rule 4-08(e)(1) of Regulation S-X to disclose the amount of consolidated retained earnings that is not available for the payment of dividends to Health Net, Inc.’s stockholders.

•

Please disclose the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to rule 4-08(e)(3)(ii) of Regulation S-X.

The Company acknowledges the Staff’s request for additional disclosure regarding regulatory requirements for minimum capital standards and certain restricted accounts or assets and will provide similar disclosure to the following (additions or revisions are underlined) in its future annual reports as applicable, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2012. The Company also requests that the Staff please note that the disclosure will be unaudited since the applicable regulatory filings are not available until after the applicable Form 10-K filing due date.

Securities and Exchange Commission

October 12, 2012

Note 12—Regulatory Requirements (Unaudited)

All of our health plans as well as our insurance subsidiaries (regulated subsidiaries) are required to maintain minimum capital standards and certain restricted accounts or assets, in accordance with legal and regulatory requirements. For example, under the Knox-Keene Health Care Service Plan Act of 1975, as amended, our California health plans are regulated by the California Department of Managed Health Care (DMHC) and must comply with certain minimum capital or tangible net equity requirements. Our non-California health plans as well as our insurance subsidiaries must comply with their respective state’s minimum regulatory capital requirements. In addition, in California and in certain other jurisdictions, our regulated subsidiaries are required to maintain minimum investment amounts for the restricted use of the regulators in certain limited circumstances. See the “Restricted Assets” section in Note 2 for additional information.

In addition, as necessary, we make contributions to and issue standby letters of credit on behalf of our regulated subsidiaries to meet risk based capital (RBC) or other statutory capital requirements under various state laws and regulations, and to meet the capital standards of credit rating agencies. During the year ended December 31, 2012, we made capital contributions of $             to a subsidiary to maintain our target RBC.

Certain of our subsidiaries report their accounts in conformity with accounting practices prescribed or permitted by state insurance regulatory authorities, or statutory accounting. These subsidiaries are domiciled in various jurisdictions and prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the respective jurisdictions’ insurance regulators. Prescribed statutory accounting practices are set forth in a variety of publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and general administrative rules. The NAIC has developed a codified version of the statutory accounting principles, designed to foster more consistency among the states for accounting guidelines and reporting.

Statutory reporting varies in certain respects from GAAP. Typical differences of statutory reporting as compared to GAAP reporting are the reporting of fixed maturity securities at amortized cost, not recognizing certain assets including those that are non-admitted for statutory purposes and certain reporting classifications. Statutory-basis capital and surplus of our health plan subsidiaries was $             and $159.5 million at December 31, 2012 and 2011, respectively. Statutory-basis net income of our health plan subsidiaries was $            , $4.3 million and $17.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Securities and Exchange Commission

October 12, 2012

Our subsidiaries that are regulated by DMHC report their accounts in conformity with GAAP. GAAP equity of our DMHC regulated subsidiaries was $             and $1.2 billion at December 31, 2012 and 2011. GAAP net income of our DMHC regulated subsidiaries was $            , $181.1 million and $146.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We are a holding company and, therefore, our ability to pay dividends depends on distributions received from our subsidiaries, which are subject to regulatory capital requirements and other requirements of state law and regulation. As a result of these regulatory capital requirements and other requirements of state law and regulation, certain regulated subsidiaries are subject to restrictions on their ability to make dividend payments, loans or other transfers of cash to us, or their ability to do so is conditioned upon prior regulatory approval or non-objection. Such restrictions, unless amended or waived, limit the use of any cash generated by these subsidiaries to pay our obligations or make dividends. The maximum amount of dividends that can be paid by the regulated subsidiaries to us without prior approval of the state regulatory authorities is subject to restrictions relating to statutory surplus, statutory income and tangible net equity. See Note 6 for further discussion of restrictions on our ability to pay dividends to our stockholders that are contained in our revolving credit facility.

Based on operations as of December 31, 2012, the amount of statutory capital and surplus of our regulated subsidiaries necessary to satisfy regulatory requirements was $             in the aggregate. As of December 31, 2012, the amount of capital and surplus that was unavailable for the payment of dividends to us was approximately $             in the aggregate. As of December 31, 2012, the amount of restricted net assets of our regulated subsidiaries was approximately $             in the aggregate. Management believes that as of December 31, 2012 all of our active regulated subsidiaries met their respective regulatory requirements relating to maintenance of minimum capital standards and restricted accounts or assets in all material respects.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Note 2. Significant Accounting Policies

Health Plan Services Health Care Cost, page 9

3. You disclosed that you experienced adverse development of $61 million of incurred claims related to prior periods which was comprised of $48.9 million from the first quarter of 2012 and $12.1 million from 2011 and prior years offset by a $53.1 million provision for adverse deviation originally accrued to provide for such development. Please provide us proposed disclosure be included in future periodic reports which explains what this provision for adverse deviation represents, how this reserve is established and disclose the amount of the provision and changes in the amount for each period presented. In addition, please tell us how this provision for adverse deviation complies with ASC 944-40-25.

Securities and Exchange Commission

October 12, 2012

The Company acknowledges the Staff’s comment with respect to the Company’s provision for adverse deviation and compliance with ASC 944-40-25. The Company respectfully submits that its provision for adverse deviation is a component of the Company’s best estimate of its liability for unpaid claims as of a given reporting date, and complies in all respects with ASC 944-40-25.

ASC 944-40-25-1 provides that “both of the following shall be accrued when insured events occur:

a.	A liability for unpaid claims (including estimates of costs for claims relating to insured events that have occurred but have not been reported to the insurer)

b.	A liability for claim adjustment expenses; that is a liability for all costs expected to be incurred in connection with the settlement of unpaid claims.”

ASC 944-40-25-2 provides that “the estimated liability for unpaid claims includes the amount of money that will be required for future payments on both of the following:

a.	Claims that have been reported to the insurer

b.	Claims relating to insured events that have occurred but have not been reported to the insurer as of the date the liability is estimated.”

The Company’s methodology for determining a best estimate of its unpaid claims liability is based on these requirements and consistently applied from period to period. In establishing its methodology for generating this best estimate, the Company also considers the requirements in ASC 944-40-30-1, which provides that “the liability for unpaid claims shall be based on the estimated ultimate cost of settling the claims (including the effects of inflation and other societal and economic factors), using past experience adjusted for current trends, and any other factors that would modify past experience.” Accordingly, the Company’s best estimate of unpaid claims liability includes an estimate based on known historical claims experience as well as known environmental factors that are reasonably likely to affect the required level of reserves for claims relating to insured events that have occurred but have not been reported to the insurer (IBNR).

These known environmental factors represent “factors that would modify past experience” as contemplated by ASC 944-40-30-1. The Company refers to its estimate for the impact of these known environmental factors as its provision for adverse deviation. Known environmental factors may include assumptions made to address changes in the Company’s geographic or product mix, the introduction of new customer populations such as the Company’s Seniors and Persons with Disabilities population in California, variation in benefit utilization, disease outbreaks, changes in provider reimbursement, fluctuations in medical cost trends, variation in claim submission patterns and variation in claims processing speed and payment patterns, changes in technology that provide faster access to claims data or change the speed of adjudication and settlement of claims, variability in claim inventory levels, non-standard claim development, and/or exceptional situations that require judgmental adjustments in setting the

Securities and Exchange Commission

October 12, 2012

reserves for claims. Additionally, in determining appropriate assumptions and incorporating these known environmental factors into the actuarial model, the Company has considered the interpretive guidance set forth in Paragraph 4.65 of the AICPA Audit and Accounting Guide for Property and Liability Insurance Companies and Chapter 8 of the AICPA Life and Health Audit Guide (Life and Health Guide), which suggest that it is appropriate to make adjustments to a base actuarial model to reflect additional factors. Chapter 8 of the Life and Health Guide states in relevant part that:

“The selection of actuarial assumptions for U.S. GAAP liabilities requires considerable judgment with due consideration given to reasonableness, consistency, and risk of adverse deviation. Because of the interrelationship of assumptions, pessimism with respect to one assumption may have the opposite effect on the results produced by other assumptions.”

The Company uses the above methodology, combining known historical claims experience and known environmental factors relating to IBNR claims, to estimate and accrue the liability for unpaid claims. Accordingly, the Company believes that the provision for adverse deviation, which is a component of the above methodology, complies with ASC 944-40-25.

With respect to the Company’s disclosure of its provision for adverse deviation, the Company acknowledges the Staff’s request for the Company to (i) explain what the provision for adverse deviation represents, (ii) explain how this reserve is established and (iii) disclose the amount of the provision and changes in the amount for each period presented.

Historically, the Company’s annual report on Form 10-K has included a rollforward table and related narrative disclosure disclosing the amount of the Company’s best estimate of unpaid claims liability and the period to period changes in this best estimate for each period presented. See Note 16 to the Company’s annual report on Form 10-K for the year ended December 31, 2011. The Company respectfully submits that this disclosure most appropriately describes all material information relating to the Company’s unpaid claims liability, including the amount of the Company’s best estimate of unpaid claims liability, how it is established, what it represents and changes in such amount for the period presented. The Company has presented this information in a manner consistent with Release No. 33-8350 (Dec. 29, 2003), in which the Commission stated that “Companies should consider whether a tabular presentation of relevant financial or other information may help a reader’s understanding of MD&A” and that “MD&A might be clearer and more concise” if companies use tabular presentations as a means of enhancing the reader’s understanding of MD&A. In its future annual filings, the Company will continue to provide this rollforward table and narrative disclosure, which also describes whether material favorable or adverse prior period development occurred for the periods reported.

In addition, in the Company’s future annual filings, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2012, the Company will quantify and describe the provision for adverse deviation and how it is established, and disclose any material change in the provision for adverse deviation for the periods reported. The Company respectfully submits that this approach is consistent with the Commission’s interpretive guidance

Securities and Exchange Commission

October 12, 2012

in Release No. 33-8350 directing registrants to “eliminate immaterial information that does not promote understanding of companies’ financial condition, liquidity and capital resources, changes in financial condition and results of operations,” to “avoid the unnecessary information overload” due to immaterial information and to “de-emphasize (or, if appropriate, delete) immaterial information that is not required and does not promote understanding.” Attached hereto as Exhibit A is the revised disclosure in the Critical Accounting Estimates section of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 2 to the Company’s consolidated financial statements – Summary of Significant Accounting Policies – Health Plan Services Health Care Cost relating to estimating health care costs and reserves for claims and other settlements that the Company proposes to include in all future annual filings beginning with the Company’s Form 10-K for the year ended December 31, 2012. Certain language in the proposed disclosure is being presented as an example and will be updated accordingly for actual facts and circumstances.

In the Company’s future quarterly reports, beginning with the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2012, the Company will supplement its disclosure regarding the amount of the Company’s best estimate of unpaid claims liability, how it is established, and what it represents. To the extent the change in the provision for adverse deviation is material in any period, the Company will in future filings provide supplemental disclosure regarding the change in the provision for adverse deviation in addition to the Company’s disclosure regarding its best estimate for unpaid claims liability.

Attached hereto as Exhibit B is the revised Note 2 to the Company’s consolidated financial statements – Significant Accounting Policies – Health Plan Services Health Care Cost disclosure relating to estimating health care costs and reserves for claims and other settlements that the Company proposes to include in its future quarterly reports, beginning with the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2012. The Company will also include similar disclosure in the Critical Accounting Estimates section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations in its quarterly reports, beginning with the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2012. Certain language in the proposed disclosure is being presented as an example and will be updated accordingly for actual facts and circumstances.

*     *     *     *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review the Company’s responses to the Staff’s comments, the Company would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (818) 676-6000. Written correspondence to the Company may be directed to my attention at 21650 Oxnard Street, Woodland Hills, California 91367.

Securities and Exchange Commission

October 12, 2012

Sincerely, Health Net, Inc.

/s/ Joseph C. Capezza
Joseph C. Capezza Executive Vice President, Chief Financial Officer and Treasurer

cc:	Dana Hartz, the Commission
Joel Parker, the Commission
Angelee F. Bouchard, the Company
Marie Montgomery, the Company

Securities and Exchange Commission

October 12, 2012

Exhibit A

Example:

Critical Accounting Estimates

Form 10-K for the Fiscal Year Ended December 31, 2012 (added or revised language underlined)

Health Plan Services Cost and Reserves for Claims and Other Settlements

Reserves for claims and other settlements include reserves for claims (IBNR claims and received but unprocessed claims), and other liabilities including capitation payable, shared risk settlements, provider disputes, provider incentives and other reserves for our Western Region Operations reporting segment. As of December 31, 2012,     % of reserves for claims and other settlements were attributed to claims reserves. See Note 16 to our consolidated financial statements for a reconciliation of changes in the reserve for claims and material prior period reserve development.

We calculate our best estimate of the amount of our IBNR reserves in accordance with GAAP and using standard actuarial developmental methodologies. This method is also known as the chain-ladder or completion factor method. The developmental method estimates reserves for claims based upon the historical lag between the month when services are rendered and the month claims are paid while taking into consideration, among other things, expected medical cost inflation, seasonal patterns, product mix, benefit plan changes and changes in membership. A key component of the developmental method is the completion factor, which is a measure of how complete the claims paid to date are relative to the estimate of the claims for services rendered for a given period. While the completion factors are reliable and robust for older service periods, they are more volatile and less reliable for more recent periods since a large portion of health care claims are not submitted to us until several months after services have been rendered. Accordingly, for the most recent months, the incurred claims are estimated from a trend analysis based on per member per month claims trends developed from the experience in preceding months. This method is applied consistently year over year while assumptions may be adjusted to reflect changes in medical cost inflation, seasonal patterns, product mix, benefit plan changes and changes in membership.

An extensive degree of actuarial judgment is used in this estimation process, considerable variability is inherent in such estimates, and the estimates are highly sensitive to changes in medical claims submission and payment patterns and medical cost trends. As such, the completion factors and the claims per member per month trend factor are the most significant factors used in estimating our reserves for claims. Since a large portion of the reserves for claims is attributed to

Securities and Exchange Commission

October 12, 2012

the most recent months, the estimated reserves for claims are highly sensitive to these factors. The following table illustrates the sensitivity of these factors and the estimated potential impact on our operating results caused by these factors:

Completion Factor (a) Percentage-point Increase (Decrease) in Factor	Western Region Operations Health Plan Services (Decrease) Increase in Reserves for Claims
2%	$	million
1%	$	million
(1)%	$	million
(2)%	$	million

Medical Cost Trend (b) Percentage-point Increase (Decrease) in Factor	Western Region Operations Health Plan Services Increase (Decrease) in Reserves for Claims
2%	$	million
1%	$	million
(1)%	$	million
(2)%	$	million

(a)	Impact due to change in completion factor for the most recent three months. Completion factors indicate how complete claims paid to date are in relation to the estimate of total claims for a given period. Therefore, an increase in completion factor percent results in a decrease in the remaining estimated reserves for claims.

(b)	Impact due to change in annualized medical cost trend used to estimate the per member per month cost for the most recent three months.

Our IBNR best estimate also includes a provision for adverse deviation, which is an estimate for known environmental factors that are reasonably likely to affect the required level of IBNR reserves. This provision for adverse deviation is intended to capture the potential adverse development from known environmental factors such as our entry into new geographical markets, changes in our geographic or product mix, the introduction of new customer populations such as our Seniors and Persons with Disabilities population in California, variation in benefit utilization, disease outbreaks, changes in provider reimbursement, fluctuations in medical cost trend, variation in claim submission patterns and variation in claims processing speed and payment patterns, changes in technology that provide faster access to claims data or change the speed of adjudication and settlement of claims, variability in claim inventory levels, non-standard claim development, and/or exceptional situations that require judgmental adjustments in setting the reserves for claims. As part of our best estimate for IBNR, the provision for adverse deviation recorded at December 31, 2012 and 2011 was approximately $             and $48 million, respectively. There were no material changes in the amount of these reserves, or as a percent of reserve for claims and other settlements, between December 31, 2011 and December 31, 2012.

Securities and Exchange Commission

October 12, 2012

We consistently apply our IBNR estimation methodology from period to period. Our IBNR best estimate is made on an accrual basis and adjusted in future periods as required. Any adjustments to the prior period estimates are included in the current period. As additional information becomes known to us, we adjust our assumptions accordingly to change our estimate of IBNR. Therefore, if moderately adverse conditions do not occur, evidenced by more complete claims information in the following period, then our prior period estimates will be revised downward, resulting in favorable development. However, any favorable prior period reserve development would increase current period net income only to the extent that the current period provision for adverse deviation is less than the benefit recognized from the prior period favorable development. If moderately adverse conditions occur and are more acute than we estimated, then our prior period estimates will be revised upward, resulting in unfavorable development, which would decrease current period net income.

We assess the profitability of contracts for providing health care services when operating results or forecasts indicate probable future losses. Significant factors that can lead to a change in our profitability estimates include premium yield and health care cost trend assumptions, risk share terms and non-performance of a provider under a capitated agreement resulting in membership reverting to fee-for-service arrangements with other providers. Contracts are grouped in a manner consistent with the method of determining premium rates. Losses are determined by comparing anticipated premiums to estimates for the total of health care related costs less reinsurance recoveries, if any, and the cost of maintaining the contracts. Losses, if any, are recognized in the period the losses are determined and are classified as Health plan services. We held a premium deficiency reserve of $             and $0.9 million as of December 31, 2012 and 2011, respectively.

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October 12, 2012

Example:

Note 2 – Significant Accounting Policies – Health Plan Services Health Care Cost Form 10-K for the Fiscal Year Ended December 31, 2012 (added or revised language underlined)

Health Plan Services Health Care Cost

The cost of health care services is recognized in the period in which services are provided and includes an estimate of the cost of services that have been incurred but not yet reported. Such costs include payments to primary care physicians, specialists, hospitals and outpatient care facilities, and the costs associated with managing the extent of such care. Our health care cost can also include from time to time remediation of certain claims as a result of periodic reviews by various regulatory agencies.

Our HMOs, primarily in California, generally contract with various medical groups to provide professional care to certain of their members on a capitated, or fixed per member per month fee basis. Capitation contracts generally include a provision for stop-loss and non-capitated services for which we are liable. Professional capitated contracts also generally contain provisions for shared risk and pay-for-performance bonuses, whereby the Company and the medical groups share in the variance between actual costs and predetermined goals. Additionally, we contract with certain hospitals to provide hospital care to enrolled members on a capitation basis. Our HMOs also contract with hospitals, physicians and other providers of health care, pursuant to discounted fee-for-service arrangements, hospital per diems, and case rates under which providers bill the HMOs for each individual service provided to enrollees.

We estimate the amount of the provision for health care service costs incurred but not yet reported (IBNR) in accordance with GAAP and using standard actuarial developmental methodologies based upon historical data including the period between the date services are rendered and the date claims are received and paid, denied claim activity, expected medical cost inflation, seasonality patterns and changes in membership, among other things. Our IBNR best estimate also includes a provision for adverse deviation, which is an estimate for known environmental factors that are reasonably likely to affect the required level of IBNR reserves. This provision for adverse deviation is intended to capture the potential adverse development from known environmental factors such as our entry into new geographical markets, changes in our geographic or product mix, the introduction of new customer populations such as our Seniors and Persons with Disabilities population in California, variation in benefit utilization, disease outbreaks, changes in provider reimbursement, fluctuations in medical cost trend, variation in claim submission patterns and variation in claims processing speed and payment patterns, changes in technology

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October 12, 2012

that provide faster access to claims data or change the speed of adjudication and settlement of claims, variability in claim inventory levels, non-standard claim development, and/or exceptional situations that require judgmental adjustments in setting the reserves for claims. As part of our best estimate for IBNR, the provision for adverse deviation recorded at December 31, 2012 and 2011 was approximately $             and $48 million, respectively. There were no material changes in the amount of these reserves, or as a percent of reserve for claims and other settlements, between December 31, 2011 and December 31, 2012.

We consistently apply our IBNR estimation methodology from period to period. Our IBNR best estimate is made on an accrual basis and adjusted in future periods as required. Any adjustments to the prior period estimates are included in the current period. As additional information becomes known to us, we adjust our assumptions accordingly to change our estimate of IBNR. Therefore, if moderately adverse conditions do not occur, evidenced by more complete claims information in the following period, then our prior period estimates will be revised downward, resulting in favorable development. However, any favorable prior period reserve development would increase current period net income only to the extent that the current period provision for adverse deviation is less than the benefit recognized from the prior period favorable development. If moderately adverse conditions occur and are more acute than we estimated, then our prior period estimates will be revised upward, resulting in unfavorable development, which would decrease current period net income.

The majority of the IBNR reserve balance held at the end of each year is associated with the most recent months’ incurred services because these are the services for which the fewest claims have been paid. The degree of uncertainty in the estimates of incurred claims is greater for the most recent months’ incurred services. Revised estimates for prior periods are determined in each year based on the most recent updates of paid claims for prior periods. Estimates for service costs incurred but not yet reported are subject to the impact of changes in the regulatory environment, economic conditions, changes in claims trends, and numerous other factors. Given the inherent variability of such estimates, the actual liability could differ significantly from the amounts estimated.

We assess the profitability of contracts for providing health care services when operating results or forecasts indicate probable future losses. Contracts are grouped in a manner consistent with the method of determining premium rates. Losses are determined by comparing anticipated premiums to estimates for the total of health care related costs less reinsurance recoveries, if any, and the cost of maintaining the contracts. Losses, if any, are recognized in the period the loss is determined and are classified as Health Plan Services cost. We held a premium deficiency reserve of $             and $0.9 million as of December 31, 2012 and 2011, respectively.

Securities and Exchange Commission

October 12, 2012

Exhibit B

Example:

Note 2 – Significant Accounting Policies – Health Plan Services Health Care Cost Form 10-Q for the Quarter Ended September 30, 2012 (added or revised language underlined)

Health Plan Services Health Care Cost

The cost of health care services is recognized in the period in which services are provided and includes an estimate of the cost of services that have been incurred but not yet reported. Such costs include payments to primary care physicians, specialists, hospitals and outpatient care facilities, and the costs associated with managing the extent of such care.

Our health care cost can also include from time to time remediation of certain claims as a result of periodic reviews by various regulatory agencies. We estimate the amount of the provision for health care service costs incurred but not yet reported (IBNR) in accordance with GAAP and using standard actuarial developmental methodologies based upon historical data including the period between the date services are rendered and the date claims are received and paid, denied claim activity, expected medical cost inflation, seasonality patterns and changes in membership, among other things.

Our IBNR best estimate also includes a provision for adverse deviation, which is an estimate for known environmental factors that are reasonably likely to affect the required level of IBNR reserves. This provision for adverse deviation is intended to capture the potential adverse development from known environmental factors such as our entry into new geographical markets, changes in our geographic or product mix, the introduction of new customer populations such as our Seniors and Persons with Disabilities population in California, variation in benefit utilization, disease outbreaks, changes in provider reimbursement, fluctuations in medical cost trend, variation in claim submission patterns and variation in claims processing speed and payment patterns, changes in technology that provide faster access to claims data or change the speed of adjudication and settlement of claims, variability in claim inventory levels, non-standard claim development, and/or exceptional situations that require judgmental adjustments in setting the reserves for claims.

We consistently apply our IBNR estimation methodology from period to period. Our IBNR best estimate is made on an accrual basis and adjusted in future periods as required. Any adjustments to the prior period estimates are included in the current period. As additional information becomes known to us, we adjust our assumptions accordingly to change our estimate of IBNR. Therefore, if moderately adverse conditions do not occur, evidenced by more complete claims

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information in the following period, then our prior period estimates will be revised downward, resulting in favorable development. However, any favorable prior period reserve development would increase current period net income only to the extent that the current period provision for adverse deviation is less than the benefit recognized from the prior period favorable development. If moderately adverse conditions occur and are more acute than we estimated, then our prior period estimates will be revised upward, resulting in unfavorable development, which would decrease current period net income. For the three and nine months ended September 30, 2012, health care cost was impacted by approximately $             and $             of net adverse development related to prior years, respectively, compared to $             and $             during the three and nine months ended September 30, 2011, respectively. We believe the adverse development for the three and nine months ended September 30, 2012 resulted from ….

The majority of the IBNR reserve balance held at each quarter-end is associated with the most recent months’ incurred services because these are the services for which the fewest claims have been paid. The degree of uncertainty in the estimates of incurred claims is greater for the most recent months’ incurred services. Revised estimates for prior periods are determined in each quarter based on the most recent updates of paid claims for prior periods. Estimates for service costs incurred but not yet reported are subject to the impact of changes in the regulatory environment, economic conditions, changes in claims trends, and numerous other factors. Given the inherent variability of such estimates, the actual liability could differ significantly from the amounts estimated.